Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

October 30, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento, Esq.

Re:	Odonate Therapeutics, LLC

Draft Registration Statement on Form S-1

Submitted September 29, 2017

Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001717452

Ladies and Gentlemen:

On behalf of Odonate Therapeutics, LLC (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated October 27, 2017 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on September 29, 2017. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

Additionally, we note that the Amendment contains certain updated disclosures from what was initially filed with the Registration Statement, including interim financial statements through September 30, 2017.

Prospectus Summary, page 1

1.	Please disclose here and in the Business section any active INDs related to tesetaxel, the date of filing for each IND, the sponsor, the subject matter and the status of the IND. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

In response to the Staff’s comment, the Company has revised its disclosure regarding the IND and its plans to file clinical trial applications outside the United States. The revised disclosure can be found on pages 4, 61 and 70 of the prospectus.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

October 30, 2017

2.	Please explain what a “manageable side effect profile” is.

In response to the Staff’s comment, the Company has revised the disclosures in the prospectus to remove all references to a “manageable side effect profile.”

3.	We note your disclosure on page 2 that tesetaxel is a new chemical entity. Please disclose your basis for such statement and whether that has been established by any regulatory authority.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that it is the Company’s belief that tesetaxel will be regarded as a new chemical entity. These revised disclosures can be found on pages 2 and 58.

The Company has also supplemented the risk factor on page 26 to note certain risks relating to potential uncertainty around the future classification of tesetaxel as an NCE.

CONTESSA: A Multinational, Multicenter, Randomized Phase 3 Study of Tesetaxel in MBC, page 3

4.	Please revise your disclosure in the first paragraph at the top of page 4 to remove any implication that the FDA or EMA have approved or signed-off on the CONTESSA trial. Please also disclose what differs in your design of CONTESSA so that you believe it can serve as a single pivotal study sufficient for product registration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 70. This includes additional disclosure regarding when a single pivotal study may be sufficient for FDA approval, which is derived from the FDA’s guidance document, “Guidance for Industry Clinical Trial Endpoints for the Approval of Cancer Drugs and Biologics,” which can be found at https://www.fda.gov/downloads/Drugs/Guidances/ucm071590.pdf. We note that two drugs for the treatment of breast cancer (Puma Biotechnology’s NERLYNX and Pfizer’s IBRANCE) were recently approved by the FDA based on a single pivotal study. The text of the revised disclosure is set forth below:

“In designing CONTESSA, we received non-binding advice from both the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”). We believe CONTESSA may serve as a single pivotal study sufficient for product registration, provided that the study demonstrates a statistically significant and clinically meaningful improvement in the primary endpoint, PFS, for tesetaxel plus a reduced dose

U.S. Securities and Exchange Commission

October 30, 2017

of capecitabine as compared to the approved dose of capecitabine alone as well as an overall favorable benefit-risk profile for the tesetaxel plus a reduced dose of capecitabine regimen. Generally, a single pivotal study can be sufficient for FDA approval only when the study provides highly reliable and statistically strong evidence of an important clinical benefit. There can be no assurance that the outcome of CONTESSA will be sufficient for the approval of tesetaxel by the FDA, EMA or other regulatory agencies or that tesetaxel will be approved at all.”

Tesetaxel Clinical Experience, page 3

5.	Please disclose the dates (or a range of dates) for the 22 clinical studies. Please also disclose the dates and sponsor for each of TOB203 and 927E-PRT005. Please also disclose all severe or serious adverse effects that occurred in these studies and the incidence of occurrence. Please make similar revisions in your Business section.

In response to the Staff’s comment, the Company has added the requested dates and sponsors of studies on pages 3, 61, 63, 66, 75 and 76.

The Company has also added the requested disclosure of all severe and serious adverse effects for each of TOB203 and 927E-PRT005 on pages 65 and 67. Further, we note that a detailed description of the safety profile of tesetaxel, both alone and in combination with capecitabine, from all clinical studies for which final data are available can be found in paragraphs 2 and 3 in the Clinical Development Program section (see page 62).

We have only limited assets and will need to raise additional capital, page 12

6.	Please disclose in this risk factor how long you will be able to fund your current operations based on your current financial standing and how much additional capital you will need to fund your operations for the next 12 months.

In response to the Staff’s comment, the Company has revised this risk factor on page 12 to add the following language:

“We believe that our existing cash as of September 30, 2017 and the estimated net proceeds from this offering will be sufficient to meet our anticipated cash requirements through at least the next 24 months.”

Our product candidates may cause undesirable side effects, page 14

7.	Please disclose in this risk factor when tesetaxel was placed on a clinical hold by the FDA and when the clinical hold was lifted. Please also describe the serious adverse events patients experienced that resulted in the clinical hold being put in place.

U.S. Securities and Exchange Commission

October 30, 2017

In response to the Staff’s comment, the Company has revised the first paragraph of the risk factor on pages 14-15 to add when tesetaxel was placed on clinical hold and when the clinical hold was lifted and to describe the type of serious adverse events that led to the clinical hold. The text of the revised disclosure is set forth below:

“Clinical studies of tesetaxel or other product candidates we may develop could reveal a high and unacceptable incidence and severity of undesirable side effects. Undesirable side effects could adversely affect patient enrollment in clinical studies, cause us or regulatory authorities to interrupt, delay or halt clinical studies or result in the delay, denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities. For example, in 2007, tesetaxel was placed on clinical hold by the FDA while in development by the original sponsor due to the occurrence of several fatalities in the setting of severe neutropenia (a low level of neutrophils, a type of white blood cell) in patients with advanced cancer. While this clinical hold was lifted in 2008, and tesetaxel has since been evaluated in multiple clinical studies in 300 patients without any interruption due to safety issues, we cannot assure you that safety-related interruptions in tesetaxel’s clinical development will not occur again in the future. Any such recurrence could potentially delay or prevent the ultimate approval of the product candidate. Undesirable or adverse side effects also could result in regulatory authorities mandating a more restrictive prescribing label for the product, which, in turn, could limit the market acceptance of the product even if approved for marketing and commercialization.”

Use of Proceeds, page 36

8.	We note your disclosure of the intended use of proceeds in this section. Please disclose the approximate amount intended to be used for CONTESSA and for the other purposes listed. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K and Instruction 3.

In response to the Staff’s comment, the Company has revised the second paragraph of the Use of Proceeds section on page 36 to provide the requested estimated break-down of expenditures. The text of the revised disclosure is set forth below:

“We intend to use the net proceeds of this offering as follows:

•	Approximately $65 million to conduct our multinational, multicenter, randomized, Phase 3 study in patients with MBC, known as CONTESSA;

•	Approximately $20 million to conduct other clinical studies of tesetaxel; and

•	Approximately $20 million on manufacturing activities relating to tesetaxel.

U.S. Securities and Exchange Commission

October 30, 2017

The remainder of the net proceeds will be used for working capital and general corporate purposes.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Equity Based Compensation, page 50

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

We acknowledge the Staff’s comment and will supplementally provide the requested information as soon as an estimated offering price or range is known.

Business, page 53

10.	Please identify the preclinical studies referred to on page 57 that show that the pharmaceutical agents have reduced antitumor activity in chemotherapy-resistant tumor cells.

In response to the Staff’s comment, the Company has added disclosure to identify the source and publication date of these preclinical studies on pages 59 and 60.

Preclinical Overview, page 59

11.	Please explain the significance of GI50 and the measurement of less than 1 NM.

In response to the Staff’s comment, the Company has revised the first paragraph under the In Vitro Antitumor Activity section on page 59 to explain the significance of GI50 and measurements of less than 1 nM. The revised disclosure is set forth below:

“Tesetaxel has exhibited potent antitumor activity in in vitro preclinical studies, with an overall GI50 (the concentration of drug required to inhibit growth by 50%) of less than 1 nM. GI50 is a commonly used preclinical measurement of antitumor potency; lower GI50 numbers connote higher potency (1 nM is 1/1,000th of 1 µM). Of particular note, tesetaxel largely retains antitumor cytotoxic (cell-killing) potency against taxane-resistant (P-gp positive) and other chemotherapy-resistant tumors, while paclitaxel and docetaxel lose considerable antitumor potency (Shionoya et al, Cancer Science 2003). The relative loss of cytotoxic potency between P-gp negative and P-gp positive tumor cells and between non-drug-resistant and drug-resistant tumor cells for paclitaxel, docetaxel and tesetaxel is shown in the following table (low numbers connote high potency, and high numbers connote low potency).”

U.S. Securities and Exchange Commission

October 30, 2017

12.	Please disclose the sponsor, date and duration for each of the preclinical studies discussed in this section. Please disclose similar information for each of the studies discussed under “Clinical Development Program” on pages 62 - 73.

In response to the Staff’s comment, the Company has added disclosure to include the source and publication date of the preclinical studies on pages 59 and 60.

With respect to the clinical studies listed on page 61, the Company has revised the table to include disclosure of the sponsor and the timeframe of the clinical studies.

The Company has also added disclosure on pages 63-76 to include the sponsor and the timeframes of the tesetaxel clinical studies, as well as the source and publication date of non-tesetaxel clinical studies.

Clinical Development Program, page 62

13.	We note your disclosure on page 63 that 8 clinical studies in the table have been completed, but we only see 7 marked as “final study data available” in the table. Please advise.

In response to the Staff’s comment, the Company has revised the second sentence of the second paragraph in the Clinical Development Program section on page 62 to specifically identify the eight studies for which final data are available. Note that in the table on page 61, TOST107 and TOST107XT are presented on the same row. The text of the revised disclosure is set forth below:

“In the 8 studies (927A-PRT001, 927A-PRT004, 927E-PRT003, 927E-PRT005, 927E-PRT007, 927A-PRT006, TOST107 and TOST107XT) for which final study data are available, a total of 268 patients received tesetaxel either alone (222 patients from 5 studies) or in combination with capecitabine (46 patients from three studies).”

Study TOB203: A Phase 2 Study of Tesetaxel as First-line Chemotherapy for MBC, page 63

14.	Please separately disclose the complete response rate and partial response rate for both TOB203 and 927E-PRT005.

In response to the Staff’s comment, the Company has specified complete and partial responses for both TOB203 and 927E-PRT005 on pages 64 and 66.

U.S. Securities and Exchange Commission

October 30, 2017

15.	Please disclose why the response was not evaluable for two patients.

In response to the Staff’s comment, the Company has revised the first sentence of the third paragraph of the Study TOB203 section on page 64 to clarify that the patient’s receipt of a tumor scan was the basis on which a response could be evaluated. The text of the revised disclosure is set forth below:

“Forty-four (44) of 46 patients received at least one tumor scan and, therefore, were evaluable for response.”

Study 927E-PRT005: A Phase 2 Study of Tesetaxel as Mixed-line Chemotherapy for MBC, page 64

16.	Please disclose why two patients were unable to complete at least one cycle of therapy.

In response to the Staff’s comment, the Company has revised the first sentence of the third paragraph of the Study 927E-PRT005 section on page 66 to disclose why two patients were unable to complete at least one cycle of therapy. The text of the revised disclosure is set forth below:

“Thirty-two (32) patients completed at least one cycle of therapy (one patient discontinued due to an AE and one patient discontinued due to clinical signs of disease progression) and were included in the efficacy population.”

Tesetaxel Efficacy, Tolerability and Dosing Regimen as Compared to Available Chemotherapies, page 65

17.	We note your disclosure on page 67 that tesetaxel is associated with a low pill burden and a patient-friendly dosing schedule (2-5 pills taken once every 21 days), whereas capecitabine is associated with a high pill burden and a challenging dosing schedule (approximately 100-150 pills per 21-day cycle on a twice-daily schedule). Please provide the basis for such statements. Please also provide us the sources for the dosing regimen table on page 67.

The statements regarding the tesetaxel pill burden are based on the dosing schedule of tesetaxel from the clinical study protocol of CONTESSA. The lowest number of pills on the schedule is two, and the highest number of pills is 5, with the specific number being determined for each patient based on body surface area (“BSA”). The following table showing the dosing schedule is taken from the CONTESSA clinical study protocol:

U.S. Securities and Exchange Commission

October 30, 2017

With respect to the capecitabine pill burden, the recommended dose can be found in the National Comprehensive Cancer Network’s (“NCCN”) Breast Cancer Treatment Guidelines, which recommend a dosing regimen of 1,000-1,250 mg/m2 twice daily on days 1-14 every 21 days.

Consistent with the NCCN guidelines, the FDA-approved package insert for XELODA (capecitabine) sets forth the number of pills that a patient is to take twice per-day for 14 days. The lowest number of pills on the schedule is three, and the highest number of pills is 7. As such, the lowest number of pills per cycle would be 84 (3 pills x twice daily x 14 days), and the highest number of pills per cycle would be 196 (7 pills x twice daily x 14 days). A copy of the dosing schedule from the XELODA package insert is set forth below:

U.S. Securities and Exchange Commission

October 30, 2017

A complete copy of the package insert can be found at the following URL: https://www.accessdata.fda.gov/drugsatfda_docs/label/2015/020896s037lbl.pdf

Given the minimum / maximum range for capecitabine, the Company has revised its disclosure to reflect that the patient experience for capecitabine is in a range of 84 - 196 pills. Please see page 69.

Percentage of MBC Patients Who Did Not Receive Additional Chemotherapy after Progressing on First-line Chemotherapy Treatment, page 69

18.	Your disclosure in this section implies that the reason MBC patients do not receive second-line chemotherapy is due to increased toxicity. Please tell us how you concluded that toxicity was the reason that MBC patients did not receive second-line chemotherapy.

In response to the Staff’s comment, the Company has revised the third paragraph under the caption Medical Need for Combination Chemotherapy Regimens with Improved Benefit-risk Profiles on page 71 to remove any implication that patients do not receive second-line chemotherapy due to increased toxicity. The text of the revised disclosure is set forth below:

“An important reason why there is a need for improved combination chemotherapy regimens is the fact that approximately one-third or more of MBC patients do not receive second-line chemotherapy after progressing on first-line chemotherapy, as shown in the following table. Since these patients, who are not necessarily identifiable when first-line chemotherapy is initiated, do not receive second- or later-line chemotherapy, they could benefit from first-line regimens that can significantly increase PFS with minimal increase in toxicity, including regimens that incorporate two therapeutic agents.”

U.S. Securities and Exchange Commission

October 30, 2017

Clinical Studies Evaluating Lower Doses of Capecitabine Combined with a Taxane, page 72

19.	We note your disclosure that the trend toward improved efficacy with lower doses of capecitabine may result from the significantly lower proportion of patients discontinuing study therapy prematurely because of toxicity, and highlights the importance of administering capecitabine using a schedule that optimizes dose intensity and tolerability according to Lortholary et al in Breast Cancer Research and Treatment. Please supplementally provide us a copy of the relevant portion of Lortholary et al in Breast Cancer Research and Treatment that supports this statement.

We note the Staff’s request and will provide the requested publications supplementally concurrent with the filing of the Amendment.

Studies in Patients with Other Forms of Cancer, page 73

20.	Please revise this section to clearly disclose specific details and parameters of each of the referenced trials, including the sponsor, the date(s) and duration of the studies, any established endpoints, metrics used, specific measurements and observations including those relating to tumor formation, migration, metastasis and vascularization, and statistical significance.

In response to the Staff’s comment, the Company has revised the paragraph in the Studies in Patients with Other Forms of Cancer section on page 76 to set forth the requested data, to the extent available. The text of the revised disclosure is set forth below:

“In three studies conducted by Daiichi Sankyo between 2004 and 2006, tesetaxel as a single agent exhibited antitumor activity in gastric cancer, colorectal cancer (“CRC”) and non-small cell lung cancer (“NSCLC”).

•	Study 927E-PRT003 was a Phase 2 study in which 35 patients with advanced or metastatic gastric cancer who had failed one previous chemotherapy regimen received single-agent tesetaxel. In this study, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 19%.

•	Study 927A-PRT004 was a Phase 2 study in which 71 patients with progressive, locally advanced or metastatic CRC received single-agent tesetaxel. In patients who had failed one previous chemotherapy regimen, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 10%.

U.S. Securities and Exchange Commission

October 30, 2017

•	Study 927E-PRT007 was a Phase 2 study in which 34 patients with locally advanced or metastatic NSCLC who had failed one previous chemotherapy regimen for advanced disease received single-agent tesetaxel. In this study, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 7%.”

The foregoing disclosure reflects data that are available from these studies. There were no specific measurements and observations relating to tumor formation, migration, metastasis and vascularization. Also, because the studies were not randomized, there was no endpoint for which statistical significance was calculated.

Daiichi Sankyo License Agreement, page 74

21.	Please disclose any other material terms of this license agreement such as the nature and scope of the intellectual property transferred, duration, royalty term, termination provisions, investment features and/or any share purchases and payment provisions including up-front or execution payments received or paid or aggregate amounts paid or received to date under the agreement.

In response to the Staff’s comment, the Company has revised the second paragraph in the Daiichi Sankyo License Agreement section on page 77 to provide additional information on the license agreement terms. The text of the revised disclosure is set forth below:

“Under the Daiichi Sankyo license agreement, we currently hold exclusive rights to 15 issued patents covering tesetaxel. See “Business—Patents and Proprietary Rights.” We are obligated under the license agreement to use commercially reasonable efforts to develop and commercialize tesetaxel in the following countries: France, Germany, Italy, Spain, the United Kingdom and the U.S. We are required to make aggregate future milestone payments of up to $31.0 million, contingent on attainment of certain regulatory milestones, none of which have yet been achieved. Additionally, we will pay Daiichi Sankyo a tiered royalty that ranges from the low to high single digits, depending on annual net sales of tesetaxel. Our obligation to pay royalties expires on the expiration of licensed patents, or earlier in certain circumstances, on a country-by-country basis. To date, no payments have been made to Daiichi Sankyo under the license agreement. The license agreement terminates on a country-by-country basis on the last-to-expire patent in each such country. Either party may terminate the agreement for cause in the event of an uncured material breach (subject to a cure period).”

With respect to the Staff’s question regarding investment features and/or any share purchases, upfront payments or other provisions pursuant to which payments would have been made or received, there are no such provisions (except as expressly identified above). Accordingly, there is no disclosure of any such terms in the prospectus.

U.S. Securities and Exchange Commission

October 30, 2017

Patents and Proprietary Rights, page 75

22.	Please disclose the patent expiration date for the each of your issued patents. Please indicate, if not already done, the type of patent (composition of matter, use or process) for each patent.

In response to the Staff’s comment, the Company has provided the requested information on page 79 regarding the term and general nature of the issued patents. The text of the revised disclosure is set forth below:

“The intellectual property portfolio protecting our tesetaxel program includes 9 U.S., 4 European and 7 Japanese patents, as well as two pending U.S. patent applications and one pending European patent application. Of these, 5 U.S., 4 European and 6 Japanese patents are exclusively licensed to us by Daiichi Sankyo. The 20 issued tesetaxel patents consist of the following:

•	The 9 U.S. patents consist of: (i) two composition-of-matter patents expiring in 2020 and 2026; (ii) 4 method-of-manufacture patents expiring between 2023 and 2031; and (iii) three patents with both composition-of-matter and method-of-manufacture claims expiring between 2031 and 2032, without taking into account any potential patent term restoration.

•	The 4 European patents consist of: (i) two composition-of-matter patents expiring in 2020 and 2022; and (ii) two method-of-manufacture patents expiring in 2022 and 2025, without taking into account any potential patent term restoration.

•	The 7 Japanese patents consist of: (i) 4 composition-of-matter patents expiring between 2020 and 2022; (ii) two method-of-manufacture patents expiring in 2022 and 2025; and (iii) one patent with both composition-of-matter and method-of-manufacture claims expiring in 2031, without taking into account any potential patent term restoration.”

Implications of Being an Emerging Growth Company, page 87

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We acknowledge the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

U.S. Securities and Exchange Commission

October 30, 2017

Management, page 89

24.	We note that Mr. Davis is currently the CEO of Boxer Capital. Please disclose whether Mr. Davis has been the CEO of Boxer Capital for the past five years or the other positions Mr. Davis held with Boxer Capital during such time. Please disclose Mr. Johnson’s principal occupation and employment during the past five years. Please disclose when Mr. Lemkey was named Chief Operating Officer of Tang Capital Management, LLC. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the biographies of Mr. Davis and Mr. Lemkey on pages 93 and 94 to clarify the dates of their employment experience. With respect to Mr. Johnson, we note that he does not currently have (and has not had for the past five years) a principal occupation or source of employment other than serving on various boards of directors listed in the prospectus. Accordingly, no current employment disclosure is provided for Mr. Johnson in the prospectus.

Executive Compensation, page 96

25.	We note that Mr. Lemkey was one of two executive officers of the company in 2016. Item 402(m)(2) of Regulation S-K states that disclosure must be provided for the smaller reporting company’s two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year. Please provide the disclosure required by Item 402 of Regulation S-K for Mr. Lemkey for 2016.

With respect to Mr. Lemkey, we respectfully advise the Staff that his compensation was below the $100,000 threshold set forth in Instruction No. 1 to Item 402(m)(2) of Regulation S-K. As such, he is not considered a “named executive officer.”

General

26.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Other than what is included in the EDGAR submission of the Registration Statement, the Company does not intend to use any other graphics, visual, or photographic information. In the event that changes, the Company confirms to the Staff that it will promptly provide the Staff with copies of all such materials.

U.S. Securities and Exchange Commission

October 30, 2017

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Kevin C. Tang, Odonate Therapeutics
Mark V. Roeder, Latham & Watkins LLP